                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C.  20549

                                Schedule 13D

                  Under the Securities Exchange Act of 1934
                             (Amendment No. 4)*

                          GREENTREE SOFTWARE, INC.
  ------------------------------------------------------------------------
                              (Name of Issuer)

                        COMMON STOCK, $.01 PAR VALUE
      ----------------------------------------------------------------
                       (Title of Class of Securities)

                                  395793201
                      ---------------------------------
                               (CUSIP Number)

      LARRY E. JEDDELOH, T.I.S. ACQUISITION AND MANAGEMENT GROUP, INC.,
      200 SOUTH SIXTH STREET, SUITE 450, MINNEAPOLIS, MINNESOTA, 55402
    --------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                              JANUARY 14, 1998
       ---------------------------------------------------------------
           (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box
____________.

Check the following box if a fee is being paid with the statement _____.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

  * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                        (Continued on following page(s))

CUSIP NO.:  395793201                  13D                    Page 2 of 7 Pages

1.   NAMES OF REPORTING PERSON
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
     T.I.S. Acquisition and Management Group, Inc.
     Tax ID#  41-1816227


2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                              (a) / /
                                                              (b) / /

3.   SEC USE ONLY


4.   SOURCE OF FUNDS*

     WC

5.   CHECK BOX IF DISCLOSUE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(D) OR 2(E)                      / /

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

              Minnesota
NUMBER OF
              7.  SOLE VOTING POWER
SHARES
                  None
BENEFICIALLY
              8.  SHARED VOTING POWER
OWNED BY
                  1,416,667
EACH
              9.  SOLE DISPOSITIVE POWER
REPORTING
                  None
PERSON
             10.  SHARED DISPOSITIVE POWER
WITH
                  1,416,667


11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,416,667

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* / /

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     32.5% (based on 3,132,118 outstanding as of December 31, 1997)

14.  TYPE OF REPORTING PERSON*

     CO

CUSIP NO.:  395793201                  13D                    Page 3 of 7 Pages

1.   NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
     T.I.S. Group
     Tax ID#  41-1808389

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                            (a) / /
                                                            (b) / /
3.   SEC USE ONLY

4.   SOURCE OF FUNDS*

     OO

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(D) OR 2(E)         / /

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

       Minnesota

NUMBER OF
              7.  SOLE VOTING POWER
SHARES
                  None
BENEFICIALLY
              8.  SHARED VOTING POWER
OWNED BY
                  1,544,500
EACH
              9.  SOLE DISPOSITIVE POWER
REPORTING
                  None
PERSON
             10.  SHARED DISPOSITIVE POWER
WITH
                  1,544,500

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,544,500

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* / /

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     35.5% (based on 3,132,118 outstanding as of December 31, 1997)

14.  TYPE OF REPORTING PERSON*

     IV

CUSIP NO.:  395793201                  13D                    Page 4 of 7 Pages

1.   NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
     Larry E. Jeddeloh

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                            (a) / /
                                                            (b) / /
3.   SEC USE ONLY

4.   SOURCE OF FUNDS*

     PF, OO

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(D) OR 2(E)         / /

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     United States

NUMBER OF
              7.  SOLE VOTING POWER
SHARES
                  13,889
BENEFICIALLY
              8.  SHARED VOTING POWER
OWNED BY
                  1,544,500
EACH
              9.  SOLE DISPOSITIVE POWER
REPORTING
                  13,889
PERSON
             10.  SHARED DISPOSITIVE POWER
WITH
                  1,544,500


11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,558,389

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* / /

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     35.8% (based on 3,132,118 outstanding as of December 31, 1997)

14.  TYPE OF REPORTING PERSON*

     IA

     This Amendment No. 4 relates to the acquisition by T.I.S Acquisition and Management Group, T.I.S. Group and Larry E. Jeddeloh (collectively, the "Reporting Entities"), of beneficial ownership of certain shares of common stock of Greentree Software, Inc. The Reporting Entities are filing this Amendment No. 3 to update certain information contained in Amendment No. 3 to the initial filing.

Item 1.  Security and Issuer.
-------  -------------------

     No change; See Amendment No. 2 to the initial filing.

Item 2.  Identity and Background.
-------  -----------------------

     No change; See Amendment No. 1 to the initial filing.

Item 3.  Source and Amount of Funds or Other Consideration.
-------  -------------------------------------------------

     No change; See Amendment Nos. 1 and 2 to the initial filing.


Item 4.  Purpose of Transaction.
-------  ----------------------

     No change; See Amendment No. 1 to the initial filing.

Item 5.  Interest in Securities of the Issuer.
-------  ------------------------------------

(a)  No change; See Amendment No. 3 to the initial filing.
(b)  No change; See Amendment No. 2 to the initial filing.

(c) Except for the transactions to which this Schedule 13D relates, neither of T.I.S. Acquisition nor Mr. Jeddeloh has effected any transaction in the shares of Common Stock during the past sixty (60) days. T.I.S. Group has not sold shares of Common Stock in the past 60 days and T.I.S. Group or accounts managed by T.I.S. Group have made the following purchases in the past 60 days:


                                                     Number of     Price
      Purchaser *            Date                      Shares     Per Share
      ------------           ----                    ---------    ---------
      T.I.S. Growth Fund     December 24, 1997          1,000      $1.50
      T.I.S. Growth Fund     December 30, 1997          2,500      $1.3125
      T.I.S. Growth Fund     December 31, 1997          7,500      $1.3542
      T.I.S. Growth Fund     December 31, 1997          8,000      $1.4219
      T.I.S. Growth Fund     January 14, 1998          20,000      $1.1055
      T.I.S. Group           January 14, 1998          11,000      $1.00

     * Represents shares purchased by T.I.S. Group managers for client's accounts on the open market.

     See also Amendment No. 3 to the initial filing which also reflects transactions in the shares of Common Stock effected within the past sixty days.

(d)  No change; See Amendment No. 1 to the initial filing.

(e)  Not applicable.


Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect
-------  ---------------------------------------------------------------------
to Securities of the Issuer.
---------------------------

     No change; See Amendment No. 1 to the initial filing.

Item 7.  Materials to be Filed as Exhibits.
-------  ---------------------------------

     No change; See Amendment No. 1 to the initial filing.

                                   SIGNATURES


     After reasonable inquiry and to the best of our knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 13, 1998           T.I.S. ACQUISITION AND MANAGEMENT GROUP, INC.



                                  By /s/ Larry E. Jeddeloh
                                    -----------------------------
                                  Larry E. Jeddeloh
                                  President and Director


                                  T.I.S. GROUP



                                  By /s/ Larry E. Jeddeloh
                                    ------------------------------
                                  Larry E. Jeddeloh
                                  President, Managing Director and Chief
                                    Investment Officer


                                  LARRY E. JEDDELOH



                                  By /s/ Larry E. Jeddeloh
                                     ------------------------------
                                  Larry E. Jeddeloh, Individually